UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 333-51854 and 333-179494
For the fiscal years ended December 31, 2017 and 2016

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN 401(k) AND PROFIT SHARING PLAN

Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2017 and 2016	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017	11
Signatures	12
Exhibit:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of
Kansas City Southern 401(k) and Profit Sharing Plan
Kansas City, Missouri

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The Schedule of Assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

We have served as the Plan’s auditor since 2015.
St. Louis, Missouri
May 21, 2018

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value:
Common stock of Kansas City Southern	$20,269,602	$20,149,082
Mutual funds	119,059,898	99,287,386
Self-directed brokerage investments	2,618,409	1,771,920
Total investments	141,947,909	121,208,388

Company contributions receivable	243,268	152,741
Total assets	142,191,177	121,361,129

Liabilities:
Excess contributions due to participants	—	3,898
Investment trades payable	16	16
Total liabilities	16	3,914
Net assets available for benefits	$142,191,161	$121,357,215
See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2017 and 2016

	2017	2016
Additions:
Investment income:
Interest and dividends	$6,281,064	$3,665,224
Net appreciation in fair value of investments	17,152,082	6,666,773
Total investment income	23,433,146	10,331,997
Contributions:
Participant	5,752,230	4,922,370
Company	3,246,844	2,498,981
Rollover	738,558	1,208,270
Total contributions	9,737,632	8,629,621
Total additions	33,170,778	18,961,618

Deductions:
Fees and expenses	(31,510)	(22,490)
Benefits paid	(12,305,322)	(10,243,360)
Total deductions	(12,336,832)	(10,265,850)
Increase in net assets available for benefits	20,833,946	8,695,768
Net assets available for benefits:
Beginning of year	121,357,215	112,661,447
End of year	$142,191,161	$121,357,215

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Description of the Plan
The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. Kansas City Southern (“KCS”) is the formal Plan sponsor.

(a)	General
The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan allows participants to designate their own elective contributions as either pre-tax contributions or Roth contributions.
The Plan includes four separate benefit components:

(i)
provisions applicable to employees who are not members of a collective bargaining unit and who are employees of KCS or any other affiliated employer who, with written consent of KCS, adopts the Plan (the “KCS Participants”);

(ii)
provisions applicable to employees of The Kansas City Southern Railway Company (“KCSR”), who are members of one of the following collective bargaining units with the former Midsouth Rail Corporation (the “Midsouth Rail Union Participants”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, or United Transportation Union (collectively the “Midsouth Collective Bargaining Units”);

(iii)
provisions applicable to employees of KCSR who are members of one of the following collective bargaining units (the “Railway Union Participants”): American Train Dispatchers Association, Brotherhood of Railway Carmen-Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association-Division of Transportation Communications International Union, Transportation Communications International Union Clerks, or National Conference of Firemen & Oilers (collectively the “Railway Collective Bargaining Units”); and

(iv)
provisions applicable to union employees of KCSR, generally located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations (the “Gateway Union Participants”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers (collectively the “Gateway Collective Bargaining Units”).

All participants under the Plan are eligible to participate in the Plan beginning on the first day of each calendar month coincident with or immediately following the first day of employment. An employee classified as a seasonal employee or a temporary employee is allowed to participate in the Plan as a KCS Participant beginning on the first day of each calendar month coincident with or immediately following the date the participant has completed one year of service and a minimum of 1,000 hours of service.
A Midsouth Rail Union Participant who ends his or her membership in any of the Midsouth Collective Bargaining Units is no longer eligible to make elective deferrals or receive matching contributions. However, while still employed, such participant will continue to receive credit for vesting under the provisions of the Plan. Upon rejoining any of the Midsouth Collective Bargaining Units, such participant is then immediately eligible to participate in all future contributions, as set forth in the Plan.
A Railway Union Participant who ends his or her membership in any of the Railway Collective Bargaining Units is no longer eligible to make elective deferrals under the Plan but will remain vested in their elective contributions under the Plan.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2017 and 2016

A Gateway Union Participant who ends his or her membership in any of the Gateway Collective Bargaining Units is no longer eligible to make elective deferrals or receive matching contributions under the Plan but will continue to be vested under the Plan.
The portion of the Plan's assets which is invested in KCS common stock constitutes an employee stock ownership plan and the remaining portion of the Plan's assets that are invested in assets other than KCS common stock constitutes a profit sharing plan.
Participants have the opportunity to elect to receive immediate payment of any dividends relating to the shares of KCS common stock credited to their Plan accounts. If a participant fails to elect to receive payment of his or her KCS common stock dividends by the deadline established by the Plan administrator, such dividends will be credited to a separate KCS dividend account under the Plan and invested in shares of KCS common stock, until such time the participant makes a different investment election. A participant's KCS dividend account is 100% vested at all times.

(b)	Plan Administration
The Advisory Committee, which is appointed by the Compensation and Organization Committee of KCS's Board of Directors, serves as the Plan administrator. Fidelity Management Trust Company serves as the Plan's trustee (the “Trustee”) and holds all investments of the Plan, except for the self-directed brokerage accounts, which are held by Fidelity Brokerage Services.

(c)	Contributions
Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). Participants are eligible for matching contributions as follows:

(i)	For KCS Participants, a matching contribution equal to 100% of each participant's contribution up to 5% of the participant's eligible compensation.

(ii)	For Midsouth Rail Union Participants, a matching contribution equal to 100% of the first $500 of the participant's salary deferral contributions.

(iii)
For Railway Union Participants represented by The American Railway and Airway Supervisors Association - Division of Transportation Communications International Union (“ARASA Union Participants”), a matching contribution equal to 50% of the participant's salary deferral contributions, up to 6% of annual eligible compensation.

(iv)	For Gateway Union Participants, a matching contribution equal to 50% of the participant's salary deferral contributions, up to 6% of annual eligible compensation.
KCS Participants are also eligible to receive discretionary profit sharing contributions, which (if made) would be allocated among KCS Participants who have completed a minimum of 1,000 hours of service during the plan year. There were no discretionary profit sharing contributions made during 2017 or 2016. In addition, Plan participants are allowed to make rollover contributions into the Plan from amounts received from eligible individual retirement accounts maintained outside the Plan.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(d)	Investment options
Participants are solely responsible for directing the investment of contributions and existing account balances among the various funds offered by the Plan. In addition, Plan participants have the option to invest up to a maximum amount of 95% of their contributions and any matching contributions into a self-directed brokerage account. The KCS common stock is not an investment fund alternative offered by the Plan, other than the reinvestment of dividends.

(e)	Vesting
All participants under the Plan are always fully vested in their own contributions plus actual earnings thereon. KCS Participants vest in their Company matching contributions and related investment earnings according to the following schedule:

Years of Service	Percent Vested
2	20%
3	40
4	60
5 or more	100
Midsouth Rail Union Participants vest in their Company matching contributions and related investment earnings according to the following schedule:

Years of Service	Percent Vested
1	20%
2	40
3	60
4	80
5	100
Gateway Union Participants and ARASA Union Participants are immediately vested in their Company matching contributions and related investment earnings.
In the event of termination of the Plan or upon a change of control of KCS (as defined by the Plan), all participants shall become fully vested.

(f)	Payment of Benefits
Distributions generally will be made in the event of retirement, death, disability or termination of service. A participant's normal retirement age is 65. The Plan also provides for in-service distribution at age 59 1/2 or older. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant's separation from service. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but in no event will payment commence later than April 1 of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year of the participant's separation from service. On retirement, death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant's vested account balance, or, if the participant's vested account balance exceeds $5,000, in installments over a fixed period of time, not to exceed the life expectancy of the participant or the participant's beneficiary. In addition, hardship distributions are permitted if certain criteria are met.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(g)	Participant Accounts
Each participant's account is credited with the participant's contribution, matching contribution where applicable, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(h)	Administrative Expenses
Investment and recordkeeping expenses are generally paid by the Plan as long as Plan assets are sufficient to provide for such expenses. KCS may choose to pay some or all of the administrative expenses incurred by the Plan.

(i)	Voting Rights
Each participant is entitled to exercise voting rights attributable to the KCS common stock shares allocated to his or her accounts and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not vote, the Trustee will vote participants' shares in the same proportion as the shares for which the Trustee has received instructions.

(j)	Forfeitures
Nonvested amounts forfeited by KCS Participants and Midsouth Rail Union Participants may be used to reduce employer contributions. Allocated forfeitures were $119,895 and $172,349 for the years ended December 31, 2017 and 2016, respectively. Outstanding forfeitures at December 31, 2017 and 2016 were $111,048 and $119,694, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis.
Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(e)	Net Appreciation (Depreciation) in Fair Value of Investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits
Benefit payments are recorded when paid.

(3)	Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: valued at the closing market prices reported on the active market on which the individual securities are traded.
Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.
Self-directed brokerage: valued at quoted market prices of the associated investment.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Plan assets measured at fair value as of December 31, 2017:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Common stock	$20,269,602	$—	$—	$20,269,602
Mutual funds	119,059,898	—	—	119,059,898
Self-directed brokerage	2,618,409	—	—	2,618,409
	$141,947,909	$—	$—	$141,947,909

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Plan assets measured at fair value as of December 31, 2016:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Common stock	$20,149,082	$—	$—	$20,149,082
Mutual funds	99,287,386	—	—	99,287,386
Self-directed brokerage	1,771,920	—	—	1,771,920
	$121,208,388	$—	$—	$121,208,388

(4)	Risks and Uncertainties
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

(5)	Tax Status
The Plan received its latest favorable determination letter from the Internal Revenue Service, dated December 23, 2015, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through November 13, 2014. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designated and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for tax years prior to 2014.

(6)	Related Party Transactions
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan, and certain investments held in the Trust are shares of KCS common stock. These transactions are considered party-in-interest transactions. At December 31, 2017 and 2016, the fair value of Kansas City Southern common stock shares held in the Plan is $20,269,602 and $20,149,082, respectively.

Kansas City Southern Common Stock Activity
	2017	2016
Shares owned	192,603	237,429
Purchased	2,874	3,995
Sold or distributed	47,700	42,810
The plan received $270,975 and $321,664 in dividend income on the Kansas City common stock during the years ended December 31, 2017 and 2016, respectively.

(7)	Plan Termination
Although it has expressed no intention to do so, KCS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(8)	Subsequent Events
The Company has evaluated subsequent events through May 21, 2018, the date that these financial statements were issued and determined that no subsequent events occurred that would require additional recognition or disclosure.

Schedule 1
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2017

Identity	Description	Fair Value
Common stock:
* Kansas City Southern common stock	192,603.073 shares, with a fair value of $105.22 per share	$20,269,602

Mutual funds:
ABF Small Cap Value	97,573.910 shares, with a fair value of $27.41 per share	2,674,501
AF Europacific Growth	73,347.298 shares, with a fair value of $56.14 per share	4,117,717
AF Washington Mutual Investors	136,768.162 shares, with a fair value of $45.67 per share	6,246,202
* Fidelity Freedom 2010 K	171,163.566 shares, with a fair value of $16.04 per share	2,745,464
* Fidelity Freedom 2015 K	137,273.920 shares, with a fair value of $13.36 per share	1,833,980
* Fidelity Freedom 2020 K	502,238.787 shares, with a fair value of $16.55 per share	8,312,052
* Fidelity Freedom 2025 K	940,595.612 shares, with a fair value of $14.38 per share	13,525,765
* Fidelity Freedom 2030 K	497,946.860 shares, with a fair value of $18.03 per share	8,977,982
* Fidelity Freedom 2035 K	571,509.713 shares, with a fair value of $15.21 per share	8,692,663
* Fidelity Freedom 2040 K	714,906.530 shares, with a fair value of $10.69 per share	7,642,351
* Fidelity Freedom 2045 K	437,455.505 shares, with a fair value of $12.11 per share	5,297,586
* Fidelity Freedom 2050 K	195,041.382 shares, with a fair value of $12.17 per share	2,373,654
* Fidelity Freedom 2055 K	34,250.299 shares, with a fair value of $13.72 per share	469,914
* Fidelity Freedom 2060 K	6,106.665 shares, with a fair value of $12.22 per share	74,623
* Fidelity Freedom Income K	182,085.532 shares, with a fair value of $11.76 per share	2,141,326
* Fidelity Contrafund K	56,263.913 shares, with a fair value of $122.39 per share	6,886,140
* Fidelity 500 Index	58,457.981 shares, with a fair value of $93.45 per share	5,462,898
Nuveen Real Estate	77,002.798 shares, with a fair value of $20.75 per share	1,597,808
Oakmark Equity and Income I	41,698.716 shares, with a fair value of $32.19 per share	1,342,282
PIMCO Total Return Institutional	572,324.002 shares, with a fair value of $10.27 per share	5,877,767
TRP Blue Chip Growth I	74,068.291 shares, with a fair value of $96.33 per share	7,134,998
TRP US Small Cap Growth I	51,421.448 shares, with a fair value of $34.94 per share	1,796,665
Vanguard International Value	48,731.553 shares, with a fair value of $39.88 per share	1,943,414
Vanguard Selected Value	106,607.597 shares, with a fair value of $31.27 per share	3,333,620
Vanguard Federal Money Market	8,558,525.660 shares, with a fair value of $1.00 per share	8,558,526

Self-directed brokerage **	Various common stock and mutual funds	2,618,409
Total investments		$141,947,909
 _________

*	Party-in-interest.
** Certain investments in the self-directed brokerage account are shares of mutual funds managed by Fidelity Investments, which represents a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan

May 21, 2018	/s/ Lora S. Cheatum
Lora S. Cheatum
Senior Vice President Human Resources